February 5, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Meeks, Esq.

Re:	AFS SenSub Corp.

Registration Statement on Form SF-3

Filed November 30, 2018

File No. 333-228632 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”) and in response to oral comments received by our outside counsel on December 21, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission, we offer supplemental information relating to disclosure that is set forth in the Registration Statement. The Staff noted that pages A-5 through A-16 of the Form of Prospectus included in the Registration Statement, where static pool data is presented on historical securitizations, include footnoted references to a servicing system conversion that was undertaken by GM Financial, and that a description of that conversion was also provided in the Rule 424 filings made during 2018 relating to the Registrant’s currently effective registration statement (File No. 333-206924). Following please find the requested additional information regarding the conversion.

After a multi-year planning period, GM Financial executed a servicing system conversion between December 28, 2017 and January 8, 2018. This process converted the multiple systems that previously ran the servicing processes for GM Financial’s U.S. and Canadian retail loan and lease portfolios onto a single platform. In all, over 3 million loan and lease contracts were successfully converted onto the new system.

GM Financial performed extensive testing on the conversion process and the new platform for more than a year before the conversion occurred. Furthermore, GM Financial planned for interruptions in collections, payment processing and auction sales during the conversion and notified its customers accordingly. However, certain unexpected problems arose during and after the actual conversion, as commonly occurs with a change of this magnitude and complexity. In addition, during the days and weeks that followed the system conversion, GM Financial also experienced unexpected system latency issues and unrelated telephony issues. Together, these contributed to further, unanticipated interruptions in collections and payment processing, particularly during January, February and March 2018.

Benjamin Meeks, Esq.

February 5, 2019

GM Financial’s retail loan and lease portfolios and the respective securitization trusts for GM Financial-sponsored securitizations reflected credit trends directly resulting from issues created by the conversion and subsequent system-related issues during early 2018. The most notable statistical impact during this timeframe was an increase in reported delinquencies. The following graph, where the early 2018 increases in delinquencies have been circled, illustrates this phenomenon:

Adjustments to GM Financial’s new servicing system were made over the months following the conversion until the new system was running at an acceptable service level. Performance metrics have since returned to normal levels at both the portfolio-wide and trust-specific levels. Therefore, the Registrant determined that it was appropriate to remove the disclosure regarding the servicing system conversion from the body of the prospectus, even as the explanatory footnote remains in the static pool disclosure.

We hope that this explanation is helpful to you as you continue to review the Registration Statement. Please do not hesitate to contact the undersigned with any further questions or comments.

Sincerely,

/s/ Frank E. Brown III

Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Sheli Fitzgerald

Doug Johnson, Esq.

John P. Keiserman, Esq.

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